June 10, 2019

Katie Murray
Chief Financial Officer
Royal Bank of Scotland Group plc
RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, United Kingdom

       Re: Royal Bank of Scotland Group plc
           Form 20-F Filed February 28, 2019
           Response Dated June 6, 2019
           File No. 001-10306

Dear Ms. Murray:

        We have reviewed your June 6, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 22, 2019 letter.

Form 20-F filed February 28, 2019

Non-GAAP financial information, page 2

1. We note your response to prior comment 1. It is unclear how your proposed revised disclosure for certain non-GAAP measures meets the disclosure requirements in Item
      10(e)(1)(i)(B) of Regulation S-K. Please note that the most directly comparable GAAP measure should be quantified and the reconciliation should clearly identify and quantify the differences between the non-GAAP measure and the most directly comparable GAAP measure. This typically is presented as a reconciling schedule starting with the most directly comparable GAAP amount, listing in appropriate detail the differences, and ending with the non-GAAP amount. Therefore, please revise future filings accordingly.
      Please refer to Item 10(e)(1)(i)(B) of Regulation S-K for guidance.
 Katie Murray
Royal Bank of Scotland Group plc
June 10, 2019
Page 2

       You may contact Michael Volley, Staff Accountant, at 202-551-3437 or John Nolan,
Senior Assistant Chief Accountant, at 202-551-3492 with any questions.



FirstName LastNameKatie Murray                          Sincerely,
Comapany NameRoyal Bank of Scotland Group plc
                                                        Division of Corporation
Finance
June 10, 2019 Page 2                                    Office of Financial
Services
FirstName LastName